UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 32731 / July 11, 2017

In the Matter of

CION ARES DIVERSIFIED CREDIT FUND
CION ARES MANAGEMENT, LLC
3 Park Avenue, 36th Floor
New York, NY 10016

(812-14711)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT
AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

CION Ares Diversified Credit Fund and CION Ares Management, LLC filed an application on
October 24, 2016, and amendments to the application on February 13, 2017, March 13, 2017, May
11, 2017, and June 6, 2017, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and
pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain
registered closed-end management investment companies to issue multiple classes of shares and
to impose asset-based service and/or distribution fees, and contingent deferred sales loads.

On June 13, 2017, a notice of the filing of the application was issued (Investment Company Act
Release No. 32678). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the investment company's proposed institution of asset-based service
and/or distribution fees is consistent with the provisions, policies, and purposes of the Act, and
will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of CION Ares Diversified Credit Fund and CION Ares Management,
LLC (File No. 812-14711),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based service and/or distribution fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary